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                                                                    EXHIBIT 20.1

Cisco Completes the Acquisitions of Monterey Networks and Cocom A/S

SAN JOSE, Calif. -- September 29, 1999 -- Cisco Systems, Inc. today announced it has completed the acquisitions of Monterey Networks, Inc. of Richardson, TX and Cocom A/S of Copenhagen, Denmark.

On August 26, 1999, Cisco announced a definitive agreement to acquire privately-held Monterey Networks, an innovator of infrastructure-class, optical cross-connect technology that is used to increase network capacity at the core of an optical network. Under the terms of the agreement, 7.3 million shares of Cisco common stock worth $500 million was exchanged for all outstanding shares, options and warrants of Monterey not currently owned by Cisco. In connection with the acquisition, Cisco expects a one- time charge against after-tax earnings of between $0.07 and $0.11 per share for purchased in-process research and development expenses in the first quarter of Cisco's fiscal year 2000.

On September 15, 1999 Cisco announced a definitive agreement to acquire privately-held Cocom A/S, a leading European developer of high-speed Internet access solutions over cable, satellite and wireless networks based on international standards. Under the terms of the agreement, Cisco common stock worth $65.6 million was exchanged for all outstanding shares and warrants of Cocom. The acquisition will be accounted for as a pooling of interests.

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